

January 20, 2011

Suresh Gupta
President
AAA Best Car Rental Inc.
351 E 16th Street
Paterson, NJ 07524

     Re: **AAA Best Car Rental Inc.**
               Amendment No. 2 to Registration Statement on Form S-1
               Filed January 6, 2011
               File No. 333-170128

Dear Mr. Gupta:

      We have reviewed your responses to the comments in our letter dated December 15, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 5

1. We note your response to our prior comment 2 and reissue in part. We note your disclosure here, in the first risk factor on page 7, in the Plan of Operations section on page 13 and in the Liquidity and Capital Resources section on page 14 that, assuming a minimum of $23,000 is raised in this offering, after twelve months you may need additional financing including a minimum amount of $20,000 for ongoing advertising expenses and SEC filing requirements. We also note that the above referenced amount represents the minimum amount necessary to continue operations. Please explain how the $20,000 amount was calculated and disclose how long you will be able to operate under such circumstances. Please also revise the disclosure in each of the above referenced sections to clarify your expected long term financing requirements which are necessary to fully implement your business plan. If long term financing beyond the maximum aggregate amount of this offering will be required to fully implement your business plan, please quantify.

Summary Financial Information, page 6

2. We note your disclosure that the tables and information are derived from your audited financial statements for the period from April 30, 2010 (inception) to October 31, 2010. In light of the fact that the amounts are as of, or include the quarter ended October 31, 2010, an unaudited period, please revise your disclosure to indicate that the tables and information represent unaudited amounts.

<u>We will incur ongoing costs and expenses, page 10</u>

3. We note your disclosure that the estimated $9,000 costs of this offering will be paid from existing cash on hand. We also note that existing cash on hand as of October 31, 2010 is only $959 and that certain of the estimated costs have already been paid as discussed in the Liquidity and Capital Resources section on page 14. Please revise to clarify how much of the estimated $9,000 costs of this offering have already been paid and how much remains outstanding. Given existing cash on hand, revise to clarify how the remaining balance will be paid. Please also revise the Liquidity and Capital Resources section on page 14 accordingly.

<u>Dilution, page 11</u>

4. We note that the Use of Proceeds section, assuming the sale of 50% and 100% of the offered securities, allocates the full $25,000 and $50,000, respectfully, of proceeds from the offering to your balance sheet for the purposes itemized on page 11. Based on such allocation, the net tangible book value after the offering, assuming the sale of 50% and 100% of the offered securities, would be $27,019 and $52,019, respectfully (calculated as the net tangible book value prior to the offering of $2,019 plus potential gain of $25,000 and $50,000, respectfully). We also note that the net tangible book value per share prior to the offering of $0.0003 per share is not reflected in the associated calculations in both the disclosed paragraphs and tables. Please revise the dilution calculations or advise.

<u>Management's Discussion and Analysis or Plan of Operation, page 13</u>

<u>Plan of Operation, page 13</u>

5. Please reconcile your disclosure in the first paragraph that you require a minimum of $21,500 of funding from this offering to operate for the next twelve months with your disclosure in the second paragraph that you require a minimum of $23,000 of funding from this offering to operate for the next twelve months.

6. We note your disclosure that your monthly burn rate is approximately $1,790. Please revise to disclose the nature of the amounts included in the burn rate and to explain how the amount was calculated or determined.

7. We note your disclosure in the "Purchase Rental Cars" paragraph on page 13 that to achieve significant profit, you will need to continue to increase the number of rental cars. Please revise to quantify the number of rental cars you currently expect will be required to achieve and maintain profitable operations. Please also revise the last paragraph in the Description of Business – General section on page 16 accordingly.

8. We further note the disclosure in the "Purchase Rental Cars" paragraph on page 13 that after the 6th month of operations you will begin to generate revenues to buy more rental cars. Please revise to clarify here and throughout the prospectus that there is no guarantee that you will be able to generate revenues after the 6th month of operations.

9. We note your response to our prior comment 8 and reissue. We note your disclosure in the second to last paragraph of this section that the minimum amount of funds necessary to implement your initial plan of operation is $23,000. We also note that the detailed minimum business expenses in your plan of operation plus the $9,000 necessary to satisfy your reporting obligations totals a higher amount than the estimated $23,000, especially if recurring monthly expenses for "Advertise On Internet and Newspaper" and "Develop Our Social Profile" are factored into the minimum business expenses total. Please reconcile and revise the above referenced amount throughout the registration statement or advise.

Exhibit 23.1, Consent of Independent Public Accountant

10. Please revise to provide a currently dated consent from the independent public accountant in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Law Offices of Thomas E. Puzzo, PLLC
    Fax: (206) 260-0111